                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are unofficial translations of the of the Registrant's interim unaudited consolidated financial statements as of June 30, 2009, which have been filed with the Israeli Securities
Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Adi Livneh
                                          ----------------------
                                          Adi Livneh
                                          Chief Executive Officer

Date: August 21, 2009

                                       3

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2009

                                    UNAUDITED

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2009

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                       PAGE
                                                                   -----------

Review report of Independent Registered Public Accounting Firm         F-2

Consolidated Balance Sheets                                         F-3 - F-4

Consolidated Statements of Income                                      F-5

Consolidated Statements of Comprehensive Income                        F-6

Consolidated Statements of Changes in Equity                        F-7 - F-8

Consolidated Statements of Cash Flows                               F-9 - F-10

Notes to Interim Consolidated Financial Statements                 F-11 - F-17

KOST FORER GABBAY & KASIERER 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

          AUDITORS' REPORT ON REVIEW TO THE SHAREHOLDERS OF TEFRON LTD.

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of June 30, 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month periods then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim
Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations
(Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel, "Review of Interim Financial Information
Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioend, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate
Reports), 1970.

     We consent to include this report on review in the prospectus with the
Israeli Securities Authority for the Company's rights offering intended to be filed in August, 2009.

Haifa, Israel                                     KOST FORER GABBAY & KASIERER
August 20, 2009                                 A Member of Ernst & Young Global

                                     F - 2

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                         JUNE 30
                                                 ----------------------      DECEMBER 31,
                                                  2009            2008           2008
                                                 -------        -------        -------
                                                        UNAUDITED              AUDITED
                                                 ----------------------        -------
                                                          DOLLARS IN THOUSANDS
                                                 -------------------------------------
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                            837          1,203          1,566
Short-term investments                             1,188              -            847
Trade receivables, net                            24,123         35,924         23,446
Other current assets                               3,616          4,175          4,558
Inventories                                       21,452         31,220         32,125
                                                 -------        -------        -------

                                                  51,216         72,522         62,542
                                                 -------        -------        -------

NON-CURRENT ASSETS:

Marketable securities                                  -          1,155              -
Subordinated note receivable                       2,100          3,000          2,700
Property, plant and equipment, net                60,643         71,090         64,469
Goodwill and other intangible assets, net          1,710            625          2,021
                                                 -------        -------        -------

                                                  64,453         75,870         69,190
                                                 -------        -------        -------

                                                 115,669        148,392        131,732
                                                 =======        =======        =======

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 3

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                          JUNE 30
                                                                 -------------------------        DECEMBER 31,
                                                                   2009             2008             2008
                                                                 --------         --------         --------
                                                                         UNAUDITED                 AUDITED
                                                                 -------------------------         --------
                                                                           DOLLARS IN THOUSANDS
                                                                 ------------------------------------------

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

 Short-term loans (including current portion of long-term
 loans)                                                            25,259            6,993           24,809
 Trade payables                                                    16,875           27,910           25,167
 Other current liabilities                                          5,619           10,665            7,636
                                                                 --------         --------         --------

                                                                   47,753           45,568           57,612
                                                                 --------         --------         --------

 NON-CURRENT LIABILITIES:

 Long-term loans from banks                                             -           13,411                -
 Employee benefit liabilities, net                                  1,550            1,429            2,169
 Deferred taxes, net                                                1,166                -            1,309
 Other non-current liabilities                                      5,429           10,181            6,897
                                                                 --------         --------         --------

                                                                    8,145           25,021           10,375
                                                                 --------         --------         --------

 EQUITY ATTRIBUTABLE TO HOLDERS OF THE
   PARENT:

 Share capital                                                      7,518            7,518            7,518
 Additional paid-in capital                                       107,460          106,968          107,104
 Accumulated deficit                                              (48,214)         (28,773)         (43,739)
 Treasury shares                                                   (7,408)          (7,408)          (7,408)
 Other capital reserves                                               415             (749)              23
                                                                 --------         --------         --------

                                                                   59,771           77,556           63,498
 Minority interest                                                      -              247              247
                                                                 --------         --------         --------

 TOTAL EQUITY                                                      59,771           77,803           63,745
                                                                 --------         --------         --------

                                                                  115,669          148,392          131,732
                                                                 ========         ========         ========

        August 20, 2009
---------------------------------    ---------------------------    ---------------------------    ---------------------------
    Date of approval of the               Ya'akov Gelbard                  Adi Livneh                     Eran Rotem
     financial statements              Chairman of the Board         Chief Executive Officer        Chief Financial Officer

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 4

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                         SIX MONTHS ENDED                 THREE MONTHS ENDED
                                                             JUNE 30,                          JUNE 30,                YEAR ENDED
                                                    -------------------------         -------------------------        DECEMBER 31,
                                                      2009             2008             2009             2008             2008
                                                    --------         --------         --------         --------         --------
                                                                             UNAUDITED                                   AUDITED
                                                    -----------------------------------------------------------         --------
                                                                   DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                    ----------------------------------------------------------------------------

 Sales                                                72,245           99,583           25,260           48,641          173,829
 Cost of sales                                        68,360           89,056           26,840           44,619          167,557
                                                    --------         --------         --------         --------         --------

 Gross profit (loss)                                   3,885           10,527           (1,580)           4,022            6,272

 Selling and marketing expenses                        7,787            8,604            3,280            3,945           16,959
 General and administrative expenses                   2,093            3,256              802            1,713            6,406
 Impairment of property, plant and equipment               -                -                -                -            2,135
                                                    --------         --------         --------         --------         --------

 Operating loss                                       (5,995)          (1,333)          (5,662)          (1,636)         (19,228)

 Financing income                                     (2,155)            (330)            (332)            (154)            (319)
 Financing expenses                                    2,095            2,627              766            1,270            3,347
                                                    --------         --------         --------         --------         --------

 Financing expenses (income), net                        (60)           2,297              434            1,116            3,028
                                                    --------         --------         --------         --------         --------

 Loss before taxes on income                          (5,935)          (3,630)          (6,096)          (2,752)         (22,256)
 Tax benefit                                          (1,460)            (819)          (1,476)            (511)          (4,677)
                                                    --------         --------         --------         --------         --------

 Loss                                                 (4,475)          (2,811)          (4,620)          (2,241)         (17,579)
                                                    ========         ========         ========         ========         ========

 LOSS PER SHARE ATTRIBUTABLE TO EQUITY
   HOLDERS OF THE PARENT (IN DOLLARS):
Basic and diluted loss per share                        (2.1)            (1.3)            (2.2)            (1.0)            (8.3)
                                                    ========         ========         ========         ========         ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 5

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                                    SIX MONTHS ENDED               THREE MONTHS ENDED
                                                        JUNE 30,                        JUNE 30,               YEAR ENDED
                                                 -----------------------         -----------------------      DECEMBER 31,
                                                  2009            2008            2009             2008           2008
                                                 -------         -------         -------         -------         -------
                                                                       UNAUDITED                                 AUDITED
                                                 -------------------------------------------------------         -------
                                                                          DOLLARS IN THOUSANDS
                                                 -----------------------------------------------------------------------

Loss                                              (4,475)         (2,811)         (4,620)         (2,241)        (17,579)
                                                 -------         -------         -------         -------         -------

Other comprehensive income (loss):

Realized loss (gain) on cash flow hedging
  transactions, net                                  (23)           (387)             21             (68)           (445)
Realized loss (gain) on short-term
  investments                                          -             (39)              -             (39)             77
Unrealized gain (loss) on cash flow
  hedging transactions, net                           74            (562)            586              69              23
Unrealized gain (loss) on short-term
  investments                                        341            (129)             39             (74)              -
Actuarial loss on defined benefit plans,
  net                                                  -               -               -               -            (198)
                                                 -------         -------         -------         -------         -------

Other comprehensive income (loss), net               392          (1,117)            646            (112)           (543)
                                                 -------         -------         -------         -------         -------

Total comprehensive loss                          (4,083)         (3,928)         (3,974)         (2,353)        (18,122)
                                                 =======         =======         =======         =======         =======

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 6

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                                  ADDITIONAL                                          OTHER
                                    SHARE          PAID-IN        ACCUMULATED       TREASURY         CAPITAL                           MINORITY           TOTAL
                                   CAPITAL         CAPITAL          DEFICIT          SHARES          RESERVES          TOTAL           INTEREST          EQUITY
                                   --------        --------        --------         --------         --------         --------         --------         --------
                                                                                     DOLLARS IN THOUSANDS
                                   -----------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
  2009 (AUDITED)                   $  7,518        $107,104        $(43,739)        $ (7,408)        $     23         $ 63,498         $    247         $ 63,745

Total comprehensive income
  (loss)                                  -               -          (4,475)               -              392           (4,083)               -           (4,083)

Share-based payment                       -             356               -                -                -              356             (247)             109
                                   --------        --------        --------         --------         --------         --------         --------         --------

BALANCE AS OF JUNE 30, 2009
 (UNAUDITED)                       $  7,518        $107,460        $(48,214)        $ (7,408)        $    415         $ 59,771         $      -         $ 59,771
                                   ========        ========        ========         ========         ========         ========         ========         ========

                                                  ADDITIONAL                                          OTHER
                                    SHARE          PAID-IN        ACCUMULATED       TREASURY         CAPITAL                           MINORITY           TOTAL
                                   CAPITAL         CAPITAL          DEFICIT          SHARES          RESERVES          TOTAL           INTEREST          EQUITY
                                   --------        --------        --------         --------         --------         --------         --------         --------
                                                                                     DOLLARS IN THOUSANDS
                                   -----------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
  2008 (AUDITED)                   $  7,518        $106,864        $(17,962)        $ (7,408)        $    368         $ 89,380         $      -         $ 89,380

Total comprehensive income
  (loss)                                  -               -          (2,811)               -           (1,117)          (3,928)               -           (3,928)

Share-based payment                       -             104               -                -                -              104              247              351
Dividends paid                            -               -          (8,000)               -                -           (8,000)               -           (8,000)
                                   --------        --------        --------         --------         --------         --------         --------         --------

BALANCE AS OF JUNE 30, 2008
  (UNAUDITED)                      $  7,518        $106,968        $(28,773)        $ (7,408)        $   (749)        $ 77,556         $    247         $ 77,803
                                   ========        ========        ========         ========         ========         ========         ========         ========

                                                  ADDITIONAL                                          OTHER
                                    SHARE          PAID-IN        ACCUMULATED       TREASURY         CAPITAL                           MINORITY           TOTAL
                                   CAPITAL         CAPITAL          DEFICIT          SHARES          RESERVES          TOTAL           INTEREST          EQUITY
                                   --------        --------        --------         --------         --------         --------         --------         --------
                                                                                     DOLLARS IN THOUSANDS
                                   -----------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF APRIL 1, 2009
  (UNAUDITED)                      $  7,518        $107,161        $(43,594)        $ (7,408)        $   (231)        $ 63,446         $    247         $ 63,693

Total comprehensive income
  (loss)                                  -               -          (4,620)               -              646           (3,974)               -           (3,974)

Share-based payment                       -             299               -                -                -              299             (247)              52
                                   --------        --------        --------         --------         --------         --------         --------         --------

BALANCE AS OF JUNE 30, 2009
  (UNAUDITED)                      $  7,518        $107,460        $(48,214)        $ (7,408)        $    415         $ 59,771         $      -         $ 59,771
                                   ========        ========        ========         ========         ========         ========         ========         ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 7

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                                  ADDITIONAL                                          OTHER
                                    SHARE          PAID-IN        ACCUMULATED       TREASURY         CAPITAL                           MINORITY           TOTAL
                                   CAPITAL         CAPITAL          DEFICIT          SHARES          RESERVES          TOTAL           INTEREST          EQUITY
                                   --------        --------        --------         --------         --------         --------         --------         --------
                                                                                     DOLLARS IN THOUSANDS
                                   -----------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF APRIL 1, 2008
  (UNAUDITED)                      $  7,518        $106,927        $(18,532)        $ (7,408)        $   (637)        $ 87,868         $      -         $ 87,868

Total comprehensive income
  (loss)                                  -               -          (2,241)               -             (112)          (2,353)               -           (2,353)

Share-based payment                       -              41               -                -                -               41              247              288
Dividends paid                            -               -          (8,000)               -                -           (8,000)               -           (8,000)
                                   --------        --------        --------         --------         --------         --------         --------         --------

BALANCE AS OF JUNE 30, 2008
  (UNAUDITED)                      $  7,518        $106,968        $(28,773)        $ (7,408)        $   (749)        $ 77,556         $    247         $ 77,803
                                   ========        ========        ========         ========         ========         ========         ========         ========

                                                  ADDITIONAL                                          OTHER
                                    SHARE          PAID-IN        ACCUMULATED       TREASURY         CAPITAL                           MINORITY           TOTAL
                                   CAPITAL         CAPITAL          DEFICIT          SHARES          RESERVES          TOTAL           INTEREST          EQUITY
                                   --------        --------        --------         --------         --------         --------         --------         --------
                                                                                     DOLLARS IN THOUSANDS
                                   -----------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
  2008 (AUDITED)                   $  7,518        $106,864        $(17,962)        $ (7,408)        $    368         $ 89,380         $      -         $ 89,380

Total comprehensive income
  (loss)                                  -               -         (17,777)               -             (345)         (18,122)               -          (18,122)

Share-based payment                       -             240               -                -                -              240              247              487
Dividends paid                            -               -          (8,000)               -                -           (8,000)               -           (8,000)
                                   --------        --------        --------         --------         --------         --------         --------         --------

BALANCE AS OF DECEMBER 31,
  2008 (AUDITED)                   $  7,518        $107,104        $(43,739)        $ (7,408)        $     23         $ 63,498         $    247         $ 63,745
                                   ========        ========        ========         ========         ========         ========         ========         ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 8

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                 SIX MONTHS ENDED              THREE MONTHS ENDED
                                                                     JUNE 30,                       JUNE 30,                YEAR ENDED
                                                             -----------------------         -----------------------       DECEMBER 31,
                                                               2009            2008            2009           2008            2008
                                                             -------         -------         -------         -------         -------
                                                                                   UNAUDITED                                 AUDITED
                                                             -------------------------------------------------------         -------
                                                                                     DOLLARS IN THOUSANDS
                                                             -----------------------------------------------------------------------
OPERATING ACTIVITIES:

  Loss                                                        (4,475)         (2,811)         (4,620)         (2,241)        (17,579)
                                                             -------         -------         -------         -------         -------

 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:

   Adjustments to the profit or loss items:

     Depreciation of property, plant and equipment
         and intangible assets                                 4,481           4,336           2,268           2,169           8,925
     Impairment of property, plant and equipment                   -               -               -               -           2,135
     Inventories write-off                                       860             643             380             368           4,523
     Impairment of marketable securities                           -               -               -               -             553
     Share-based payment expense                                 109             351              52             288             487
     Loss (gain) from sale of property, plant and
        equipment                                                (17)            (19)              -             (13)            188
     Gain from sale of marketable securities                       -             (22)              -               -             (22)
     Deferred taxes, net                                      (1,468)         (2,017)         (1,259)           (941)         (5,558)
     Change in employee benefit liabilities, net                (619)            (56)            137            (206)            420
     Interest and amortization of marketable
        securities                                                 -            (263)              -             (61)           (263)
    Accrual of interest on deposits                                -             (75)              -              (7)            (75)
    Taxes on income                                              638               -             399               -               -
    Financing expenses, net                                      307             323              51             (59)          1,638
                                                             -------         -------         -------         -------         -------

                                                               4,291           3,201           2,028           1,538          12,951
                                                             -------         -------         -------         -------         -------

     Changes in asset and liability items:

     Decrease (increase) in trade receivables                   (677)         (6,891)          6,472           2,886           5,587
     Decrease (increase) in other accounts receivable
         and prepared expenses                                 1,499             679           1,000            (956)            488
     Decrease (increase) in inventories                        9,813           1,809           4,194           2,228          (3,051)
     Decrease in trade payables                               (8,292)         (1,810)         (7,894)         (4,395)         (4,553)
     Increase (decrease) in other current liabilities         (2,160)            908          (1,061)            290             (96)
                                                             -------         -------         -------         -------         -------

                                                                 183          (5,305)          2,711              53          (1,625)
                                                             -------         -------         -------         -------         -------

 Cash paid and received during the period for:

 Interest paid                                                  (245)           (362)            (20)             11          (1,528)
 Interest received                                                32             125              16              92              63
 Taxes paid                                                     (638)              -            (399)              -               -
                                                             -------         -------         -------         -------         -------

                                                                (851)           (237)           (403)            103          (1,465)
                                                             -------         -------         -------         -------         -------

Net cash used in operating activities                           (852)         (5,152)           (284)           (547)         (7,718)
                                                             -------         -------         -------         -------         -------

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 9

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                SIX MONTHS ENDED              THREE MONTHS ENDED
                                                                    JUNE 30,                       JUNE 30,                YEAR ENDED
                                                            -----------------------         -----------------------       DECEMBER 31,
                                                             2009             2008            2009            2008            2008
                                                            -------         -------         -------         -------         -------
                                                                                   UNAUDITED                                AUDITED
                                                            -------------------------------------------------------         -------
                                                                                     DOLLARS IN THOUSANDS
                                                            -----------------------------------------------------------------------

 INVESTING ACTIVITIES:

 Purchase of property, plant and equipment                     (305)         (2,037)            (73)           (693)         (3,151)
 Purchase of intangible assets                                  (40)           (147)            (14)            (51)           (223)
 Acquisition of business (a)                                      -               -               -               -            (300)
 Proceeds from sale of property, plant and equipment             18              21               -              15              35
 Proceeds from sale of marketable securities, net                 -           5,914               -           4,332           5,914
 Proceeds from maturity of short - term investments               -           7,138               -           3,013           7,138
                                                            -------         -------         -------         -------         -------

 Net cash from (used for) investing activities                 (327)         10,889             (87)          6,616           9,413
                                                            -------         -------         -------         -------         -------

 FINANCING ACTIVITIES:

 Short-term credit from banks, net                            2,526           2,842           2,035           2,842           9,323
 Repayment of long-term loans                                (2,076)         (7,760)         (1,038)         (1,079)         (9,836)
 Proceeds from long-term loans                                    -           6,000               -               -           6,000
 Dividends paid to shareholders                                   -          (8,000)              -          (8,000)         (8,000)
                                                            -------         -------         -------         -------         -------

 Net cash from (used in) financing activities                   450          (6,918)            997          (6,237)         (2,513)
                                                            -------         -------         -------         -------         -------

 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (729)         (1,181)            626            (168)           (818)
 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD     1,566           2,384             211           1,371           2,384
                                                            -------         -------         -------         -------         -------

 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD             837           1,203             837           1,203           1,566
                                                            =======         =======         =======         =======         =======

  (a) ACQUISITION OF BUSINESS:

      Assets and liabilities of business as of
      acquisition date:

      Order backlog                                               -               -               -               -             264
      Customer relationships                                      -               -               -               -           1,029
      Goodwill                                                    -               -               -               -             344
      Deferred tax liability                                      -               -               -               -            (323)
                                                            -------         -------         -------         -------         -------
      Total                                                       -               -               -               -           1,314
      Contingent consideration                                                                                               (1,014)
                                                            -------         -------         -------         -------         -------

                                                                  -               -               -               -             300
                                                            =======         =======         =======         =======         =======

  (b) SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING
      ACTIVITIES:

      Contingent consideration relating to
      acquisition of business activity (see (a)
      above)                                                      -               -               -               -           1,014
                                                            =======         =======         =======         =======         =======

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 10

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: - GENERAL

     These financial statements have been prepared in a condensed format as of
     March 31, 2009 and for the three month period then ended ("Interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of
     December 31, 2008 and for the year then ended and accompanying notes
     ("annual financial statements").

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of preparation of the interim consolidated financial statements:

          The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 "Interim Financial Reporting", as well as in accordance with the disclosure requirements of Chapter D of the Securities Regulations
          (Periodic and Immediate Reports), 1970.

          The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS:

          IAS 1 (Revised) introduces an additional statement, "statement of comprehensive income". The statement may be presented as a separate statement which includes net income and all items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders
          (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation reserve of fixed assets and etc. and the tax effect of these items carried directly to equity, with allocation between the
          Company and the minority interests. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests.
          Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, with allocation between the Company and the minority interests.

          IAS 1 (Revised) also requires entities to present a balance sheet as of the beginning of the comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the annual financial statements.

          The revision was adopted on January 1, 2009 with a retrospective restatement of comparative figures.

          IFRS 2 (REVISED) - SHARE-BASED PAYMENT:

          Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty, will be accounted for by way of acceleration of vesting and not by forfeiture.

          Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

          This amendment was adopted on January 1, 2009. The initial adoption of the Standard did not have any material effect on the interim consolidated financial statements.

                                     F - 11

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Standards issued but not yet effective:

          IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

          The amended IAS 1 ("the amendment") deals with current or non-current classification of the liability component of a convertible instrument.
          Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010.
          Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

          IAS 36 - IMPAIRMENT OF ASSETS:

          The amended IAS 36 ("the amendment") defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

NOTE 3: - SEASONALITY

     In the intimate apparel and active wear products, the Company does not identify seasonality. In the swimwear products most of the Company's sales are made between December and May. The operating results shall be viewed considering this seasonality.

NOTE 4: - MATERIAL EVENTS IN THE REPORTED PERIOD

     a.   STRUCTURAL CHANGES

          In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 the Company transferred all of its Cut & Sew active wear and intimate apparel activity to its subsidiary, Hi-Tex, while maintaining the swimwear activity in Macro. For this purpose, Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex and in an exempt transaction, pursuant to Section 104 of the Income
          Tax Ordinance.

     b.   REVERSE SPLIT OF ORDINARY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements - see also Note 19a. Furthermore, the General
          Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The Company's
          Articles of Incorporation and Bylaws were amended accordingly.

                                     F - 12

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4: - MATERIAL EVENTS IN THE REPORTED PERIOD (CONT.)

     c.   EFFICIENCY PLAN

          During February 2009, the Company decided upon the implementation of a comprehensive efficiency plan. Included in this, the Company decided upon the streamlining of its production array via the concentration of a number of production sites operating in Jordan into fewer and larger production sites, the improvement of the measure of exploitation of sewing ability and a reduction in the cost of sewing, changes in the development processes (in order to meet the production dictates already at the development stage), the assimilation of an advanced quality assurance system with exact feedback on the production process, a reduction in the time gaps between the various production stages toward shortening the supply time to the customer, reducing the levels of depreciation and reducing manpower at the Company by some
          15%.

     d.   NEGOTIATIONS TO ESTABLISH A JOINT VENTURE IN EGYPT

          The Company is currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for its customers. The joint venture would be established through an Egyptian company, in which the Company would hold a 50%
          interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

     e.   CHANGE IN THE EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A
          SUBSIDIARY

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were updated.

          On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a substitute for his position since July 8, 2009.

     f.   MEETING FINANCIAL COVENANTS

          As of December 31, 2008 and as of June 30, 2009, the Company has not
          met one of the financial covenants determined in the long-term loan agreements with the banks. As such, the Company has classified these loans and presented them as of December 31, 2008 and as of June 30,
          2009 as part of the current liabilities in accordance with the instructions of IAS 1. On March and August 2009, waivers were received from all the banks, and in accordance with them, it was approved that the Company's failure to meet the aforementioned financial covenants does not constitute and shall not constitute a pretext for making the credit provided to the Company available for immediate repayment. In addition, the Company committed to the banks that (1) the Company's equity will not be lower than 45 million Dollars until and include
          December 31,2009, and that (2) the Company will not pay dividends to its shareholders until and including the end of year 2011.

                                     F - 13

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS

     a.   General:

          For management purposes, the Group is organized into business units based on their products and services, and has two operating segments as follows:

          Seamless
          apparel
          ("Seamless") -  Design, development, manufacturing and sale of intimate apparel and active wear using the "seamless"
                          method.

          Knitted
          apparel
          ("Cut & Sew") - Design, development, manufacturing and sale of intimate apparel, swimwear and active wear using the
                          "cut & sew" method. Design and manufacturing are
                          mostly carried out in Israel, in Jordan and in
                          Asia-Pacific, and finished goods are mostly sold in
                          the USA and Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Tefron UK marketing and sale activities are carried out.

          Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

          Group financing (including financial expenses and financial income)
          and taxes on income are managed on a group basis and are not allocated to segments.

     b.   Reporting on operating segments:

                                            SIX MONTHS ENDED JUNE 30, 2009
                                     ------------------------------------------
                                     SEAMLESS       CUT & SEW          TOTAL
                                     --------         --------         --------
                                                     UNAUDITED
                                     ------------------------------------------
                                               DOLLARS IN THOUSANDS
                                     ------------------------------------------

External revenues                      34,950           37,295           72,245
                                     ========         ========         ========

Segment results                        (4,780)          (1,215)          (5,995)
                                     ========         ========         ========

Financial income, net                                                        60
                                                                       ========

Tax benefit                                                               1,460
                                                                       ========

Loss                                                                     (4,475)
                                                                       ========

Segment assets                         79,768           35,901          115,669
                                     ========         ========         ========

Segment liabilities                    32,305           23,593           55,898
                                     ========         ========         ========

Capital expenditure                       231              114              345
                                     ========         ========         ========

Depreciation and amortization           3,350            1,131            4,481
                                     ========         ========         ========

                                     F - 14

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS (CONT.)

     b.   OPERATING SEGMENT REPORTING (continued)

                                           SIX MONTHS ENDED JUNE 30, 2008
                                     -----------------------------------------
                                     SEAMLESS         CUT & SEW         TOTAL
                                     --------         --------        --------
                                                     UNAUDITED
                                     -----------------------------------------
                                               DOLLARS IN THOUSANDS
                                     -----------------------------------------

External revenues                      42,343           57,240          99,583
                                     ========         ========        ========

Segment results                        (5,150)           3,817          (1,333)
                                     ========         ========        ========

Financial expenses, net                                                 (2,297)
                                                                      ========

Tax benefit                                                                819
                                                                      ========

Loss                                                                    (2,811)
                                                                      ========

Segment assets                        103,740           44,652         148,392
                                     ========         ========        ========

Segment liabilities                    35,819           34,770          70,589
                                     ========         ========        ========

Capital expenditure                     1,503              681           2,184
                                     ========         ========        ========

Depreciation and amortization           3,282            1,054           4,336
                                     ========         ========        ========

                                           THREE MONTHS ENDED JUNE 30, 2009
                                     ------------------------------------------
                                     SEAMLESS        CUT & SEW           TOTAL
                                     --------         --------         --------
                                                     UNAUDITED
                                     ------------------------------------------
                                                DOLLARS IN THOUSANDS
                                     ------------------------------------------

External revenues                      13,299           11,961           25,260
                                     ========         ========         ========

Segment results                        (3,713)          (1,949)          (5,662)
                                     ========         ========         ========

Financial expenses, net                                                    (434)
                                                                       ========

Tax benefit                                                               1,476
                                                                       ========

Loss                                                                     (4,620)
                                                                       ========

Segment assets                         79,768           35,901          115,669
                                     ========         ========         ========

Segment liabilities                    32,305           23,593           55,898
                                     ========         ========         ========

Capital expenditure                        47               40               87
                                     ========         ========         ========

Depreciation and amortization           1,684              584            2,268
                                     ========         ========         ========

                                     F - 15

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS (CONT.)

     b.   OPERATING SEGMENT REPORTING (continued)

                                          THREE MONTHS ENDED JUNE 30, 2008
                                     -----------------------------------------
                                     SEAMLESS        CUT & SEW         TOTAL
                                     --------         --------        --------
                                                    UNAUDITED
                                     -----------------------------------------
                                               DOLLARS IN THOUSANDS
                                     -----------------------------------------

External revenues                      23,111           25,530          48,641
                                     ========         ========        ========

Segment results                        (2,875)           1,239          (1,636)
                                     ========         ========        ========

Financial expenses, net                                                 (1,116)
                                                                      ========

Tax benefit                                                                511
                                                                      ========

Loss                                                                    (2,241)
                                                                      ========

Segment assets                        103,740           44,652         148,392
                                     ========         ========        ========

Segment liabilities                    35,819           34,770          70,589
                                     ========         ========        ========

Capital expenditure                       616              128             744
                                     ========         ========        ========

Depreciation and amortization           1,674              495           2,169
                                     ========         ========        ========

                                            YEAR ENDED DECEMBER 31, 2008
                                     ------------------------------------------
                                     SEAMLESS        CUT & SEW           TOTAL
                                     --------         --------         --------
                                                     UNAUDITED
                                     ------------------------------------------
                                               DOLLARS IN THOUSANDS
                                     ------------------------------------------

External revenues                      86,265           87,564          173,829
                                     ========         ========         ========

Segment results                       (15,804)          (3,424)         (19,228)
                                     ========         ========         ========

Financial expenses, net                                                  (3,028)
                                                                       ========

Tax benefit                                                               4,677
                                                                       ========

Loss                                                                    (17,579)
                                                                       ========

Segment assets                         99,012           32,720          131,732
                                     ========         ========         ========

Segment liabilities                    40,721           27,266           67,987
                                     ========         ========         ========

Capital expenditure                     2,497              877            3,374
                                     ========         ========         ========

Depreciation and amortization           6,833            2,092            8,925
                                     ========         ========         ========

                                     F - 16

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     CHANGES IN THE TAX RATES APPLICABLE TO THE GROUP

     In furtherance to the matter discussed in Note 17b to the annual financial statements, in July 2009, the Israeli Parliament (the Knesset) passed the
     Economic Efficiency Law (Amended Legislation for Implementing the Economic
     Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011
     - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter
     - 18%.

     The Group is examining the effect of said change on its deferred tax balances.

                                     F - 17